02 JUN 18 AM 11:56

ThoughtShare Communications Inc.

02034947

June 5, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek, Office of International Corporate Finance

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Dear Sirs:

Re: ThoughtShare Communications Inc. (formerly Meteor Technologies Inc.)
12g3-2(b) Exemption #82-2442

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated June 4, 2002; and
2. BC Form 53-901F dated June 5, 2002.

Yours very truly,

THOUGHTSHARE COMMUNICATIONS INC.
Per:

Marilyn Wong, Corporate Secretary

dlw 6/19

www.thoughtshare.com

400 - 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

02 JUN 18 AM 11:56

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

ThoughtShare Executes on Life Sciences Strategic Plan

Vancouver, BC (June 4, 2002) – ThoughtShare Communications Inc. (TSX-THO) today announced a formal Letter of Intent to acquire eMedia-IT Solutions Inc.'s biotechnology product and assume its ongoing sales relationships and key market expertise by retaining key employees. eMedia's biotechnology solution, BioBase OS, is an application that allows biotech companies to meet the mandate of the Food and Drug Administration (FDA) regarding best practices and industry standards. This strategic acquisition will create one of the first knowledge building, packaging and retention solutions for the biotechnology sector.

In consideration of the acquisition, ThoughtShare will issue 5,864,156 shares (10% of shares issued and outstanding) and an additional 2,932,078 shares based on revenue milestones. All securities issued will be subject to an 18-month escrow agreement. The transaction is subject to finalization of a formal agreement as well as regulatory approval.

On March 11, 2002 ThoughtShare presented a plan aimed at penetrating the life sciences market. Fred Fabro, President & Chief Executive Officer of ThoughtShare, stated, "Today we executed a major step in our plan by initiating the acquisition of BioBase OS." Fabro said, "This acquisition allows us to make important inroads into the sector that we identified as having immense potential. We now have an immediate footprint with key clients in this important sector."

Kevin Lewis, Chief Executive Officer of eMedia-IT Solutions Inc., added "Combining BioBase's presence in the pharma-biotechnology sector with ThoughtShare's vision of a Bio-IT product suite is a compelling business initiative. ThoughtShare will be able to expedite that vision through BioBase's established relationships and enhanced product offerings."

About eMedia-IT Solutions

eMedia-IT Solutions develops software designed to address G x P best practices and FDA compliancy requirements, including audit, validation and 21 CFR Part 11. eMedia-IT's pharma-biotechnology software combines powerful data management with industry best practices and advanced security protocols, to ensure the integrity and protection of valuable intellectual property. The foundation application, BioBase OS, allows organizations to implement off-the-shelf functionality as well as build upon core features to develop customized modules for value-added functionality.

eMedia-IT Solutions Inc. is a Vancouver-based private company.

About ThoughtShare Communications

ThoughtShare is a provider of software technologies that help people and organizations build, package and retain knowledge, given the dynamic nature of the ways people create and share knowledge.

ThoughtShare's primary product offering, Thoughtscape ™, is a tool targeting high-growth markets whose core business is centered on information and knowledge. Using Thoughtscape, knowledge can be built for specific purposes, then quickly and easily integrated into workflows and business processes, in order to innovate, adapt, deliver on strategic objectives and achieve results.

ThoughtShare Communications Inc. is a Vancouver-based public company that trades on the TSX Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. Reporting Issuer

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. Date of Material Change

June 4, 2002

3. Press Release

Issued on June 4, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. Summary of Material Change(s)

The Company has entered into a Letter of Intent to acquire eMedia-IT Solultions Inc.'s biotechnology product and assume its sales relationships and key market expertise.

5. Full Description of Material Change(s)

see attached news release

6. Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

Marilyn Wong
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 5th day of June, 2002.

THOUGHTSHARE COMMUNICATIONS INC.
per:

"Marilyn Wong"

Marilyn Wong, Corporate Secretary